Filed Pursuant to Rule 424(b)(5)
Registration No. 333-259444

PROSPECTUS SUPPLEMENT

(To prospectus dated September 22, 2021)

Freeline Therapeutics Holdings plc

$10,099,341

American Depositary Shares representing Ordinary Shares

We previously entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, acting as sales agent, dated November 17, 2021, relating to the sale of American Depositary Shares, or the ADSs, each ADS representing one ordinary share, having an aggregate offering price of up to $75,000,000. As of April 6, 2022, we have sold 655,594 of our ADSs under the Sales Agreement pursuant to our prospectus supplement dated November 17, 2021, and accompanying prospectus included therein, or, collectively, the Prospectus, which leaves $73,663,572 of ADSs available under the Sales Agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

Our ordinary shares will be sold in the form of ordinary shares represented by ADSs. Each ADS represents one ordinary share. Our ADSs are listed on the Nasdaq Global Select Market under the symbol “FRLN.” On April 6, 2022, the last reported sale price of our ADSs was $1.06 per ADS.

Sales of our ADSs, if any, under this prospectus supplement may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, from time to time. Jefferies is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on our behalf for the sale of all ADSs requested to be sold by us, consistent with its normal sales practices, on mutually agreed terms between us and Jefferies. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We are now subject to General Instruction I.B.5 of Form F-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prospectus form a part. The aggregate market value of our ADSs held by non-affiliates pursuant to General Instruction I.B.5 of Form F-3 is approximately $30,298,022, which was calculated based on 24,433,889 of our outstanding ADSs held by non-affiliates on April 1, 2022 at a price of $1.24 per ADS, the closing price of our ADS on February 9, 2022. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we have not sold any securities pursuant to General Instruction I.B.5 of Form F-3. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities in public primary offerings on Form F-3 with a value exceeding more than one-third of our public float in any 12 calendar month period so long as our public float remains below $75 million.

We are filing this prospectus supplement to amend the Prospectus to (1) update the amount of ADSs we are able to sell under General Instruction I.B.5 and (2) update the amount of ADSs that we may offer and sell from time to time through Jefferies, acting as sales agent, pursuant to the Sales Agreement. As a result of the limitations of General Instruction I.B.5 and the current public float of our ADSs set forth above, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of shares of our ADSs having an aggregate offering price of up to $10,099,341 from time to time through Jefferies. If our public float set forth above increases such that we may sell additional amounts under the Sales Agreement, the registration statement, the Prospectus and this prospectus supplement, we will file another prospectus supplement prior to making additional sales.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page S-7 of the Prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Jefferies

The date of this prospectus supplement is April 7, 2022.